As filed with the Securities and Exchange Commission on December 12, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-1F

TENDER OFFER STATEMENT

PURSUANT TO RULE 14d-1(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

Western Wind Energy Corp.

(Name of Subject Company)

(Translation of Subject Company’s name into English (if applicable))

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

WWE EQUITY HOLDINGS INC.

an indirect wholly-owned subsidiary of

Brookfield Renewable Energy Partners L.P.

(Bidder)

Common Shares

(Title of Class of Securities)

95988Q108

(CUSIP Number of Class of Securities (if applicable))

Jane Sheere

Brookfield Renewable Energy Partners L.P.

73 Front Street, 5th Floor, Hamilton HM 12, Bermuda

Telephone: 441-295-1443

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

Mile T. Kurta

Torys LLP

1114 Avenue of the Americas

New York, NY 10036

Telephone: 212-880-6000

November 26, 2012

(Date tender offer first published, sent or given to securityholders)

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

This Amendment No. 1 to Schedule 14D-1F amends and supplements the Tender Offer Statement on Schedule 14D-1F (as amended, the “Schedule 14D-1F”) filed with the U.S. Securities and Exchange Commission on November 26, 2012 (the “Original Schedule 14D-1F”) by Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) and WWE Equity Holdings Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Brookfield Renewable.

The Schedule 14D-1F relates to the offer (the “Offer”) by the Offeror to purchase all of the outstanding common shares of Western Wind Energy Corp. (“Western Wind”), which includes common shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of options granted under Western Wind’s stock option plans or upon the exercise of Western Wind’s share purchase warrants. Under the terms of the Offer, Western Wind shareholders would receive Cdn. $2.50 in cash for each Western Wind common share tendered. The Offer is open for acceptance until 5:00 pm (Toronto time) on January 28, 2013, unless the Offer is extended or withdrawn.

The Offer is subject to the terms and conditions set forth in the Offer to Purchase and Circular, dated November 26, 2012 (the “Offer and Circular”), and the related Letter of Transmittal and Notice of Guaranteed Delivery, copies of which were filed as Part I of the Original Schedule 14D-1F. Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Offer and Circular.

The Offer and Circular is amended and supplemented as follows:

Notice to Shareholders in the United States (page iv of the Offer and Circular) is hereby amended and restated in its entirety as follows and is moved to page iii of the Offer and Circular, immediately after the last sentence on such page:

This Offer is made for the securities of a foreign issuer and while the offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with International Financial Reporting Standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Western Wind is located in a foreign country, and that some or all of its officers and directors and the experts named in the Offer and Circular are residents of a foreign country.

In addition, it may be difficult for Shareholders in the United States to enforce their rights and any claim they may have arising under United States federal and state securities Laws since the Offeror is a corporation formed under the Laws of Ontario, Brookfield Renewable is a limited partnership established under the Laws of Bermuda and Western Wind is incorporated under the Laws of British Columbia; the majority of the officers and directors of each of the Offeror, Brookfield Renewable and Western Wind reside outside the United States; some of the experts named herein may reside outside the United States; and certain of the assets of the Offeror and Brookfield Renewable and the other above-mentioned persons are located outside the United States. Shareholders in the United States may not be able to sue the Offeror, Brookfield Renewable, Western Wind or their respective officers or directors in a non-U.S. court for violation of United States federal securities Laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

Investors should be aware that the Offeror, Brookfield Renewable or their affiliates, directly or indirectly, may bid for or make purchases of Western Wind’s common shares, or of Western Wind’s related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 15 of the Circular, “Certain United States Federal Income Tax Considerations”.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following document is filed as an exhibit to this Schedule:

Exhibit No.	Description

1	Press release dated November 23, 2012*

*	Previously filed with the Schedule 14D-1F filed on November 26, 2012 by Brookfield Renewable Energy Partners L.P. and WWE Equity Holdings Inc.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise disclose, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2. Consent to Service of Process

(a) The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X. 1

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

[1]	Previously filed with the Schedule 14D-1F filed on November 26, 2012 by Brookfield Renewable Energy Partners L.P. and WWE Equity Holdings Inc.

PART IV — SIGNATURES

By signing this Schedule, Brookfield Renewable Energy Partners L.P. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2012	BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

By signing this Schedule, WWE Equity Holdings Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2012	WWE EQUITY HOLDINGS INC.

	By:	/s/ Patricia Bood
	Name:	Patricia Bood
	Title:	Secretary, Senior Vice President Legal Services and General Counsel